TEKTRONIX, INC.
14200 SW Karl Braun Drive
Beaverton, OR 97077

April 20, 2001

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
 Washington, D.C. 20549

Re: Registration Statement on Form S-3
SEC File No. 333-73345

    In accordance with Rule 477 under the Securities Act of 1933, as amended, we request withdrawal of our Registration Statement on Form S-3 (Registration No. 333-73345), and all exhibits to it, effective immediately. We are withdrawing the Registration Statement because we have determined not to proceed with the registration and sale of securities under the Registration Statement at this time. We have not, and will not, sell any securities under the Registration Statement.

    We further request that you provide us with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available (fax: (503) 627-6776, attention: General Counsel; with a copy to our counsel, Margaret Hill Noto at (503) 294-9688).

TEKTRONIX, INC.

By:	COLIN SLADE Colin Slade, Vice President and Chief Financial Officer